

April 15, 2011

Via U.S Mail
Mr. Yidian Dong
Chief Executive Officer
Landmark Energy Enterprise, Inc.
1404 E Joppa Road
Towson, MD 21286

> **Re:** **Landmark Energy Enterprise, Inc.**
> **Form 10-K for the Fiscal Year Ended October 31, 2010**
> **Filed February 11, 2011**
> **File No. 000-54153**

Dear Mr. Dong:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 9A. Controls and Procedures, page 15

Management's Annual Report on Internal Control Over Financial Reporting

1. It does not appear that your annual report includes a report of management's assessment of internal control over financial reporting as of October 31, 2010 and related disclosures. Please amend your Form 10-K to provide the disclosures required by Item 308T(a) of Regulation S-K.

2. Please explain to us how you considered the failure to perform or complete the report on internal control over financial reporting on the conclusion regarding the effectiveness of your disclosure controls and procedures as of October 31, 2010, pursuant to Item 307 of Regulation S-K, and revise your disclosure as appropriate.

Note 8 – Convertible Notes Payable, page F-8

3. We note that you had $420,000 convertible notes payable that received loans from seven individual during the year ended October 31, 2010. Please tell us whether these individuals are related parties, and if so, provide the disclosures set forth in ASC 850-10-50 to the extent applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or the undersigned Senior Assistant Chief Accountant at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services